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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 9 to the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated May 20, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase, the Supplement and the Schedule TO.

Item 5.

        On May 30, 2003, Mr. Mims left a voicemail with Ms. Logan's assistant seeking to discuss with Ms. Logan the Company's estimates regarding Rifaximin.

        On June 2, 2003, a representative of Parent's financial advisor, J.P. Morgan Securities Inc., telephoned Mr. John F. Chappell, a member of the Company's board of directors and a shareholder of the Company, to discuss the Offer. Mr. Chappell declined to discuss the Offer.

        On June 2, 2003, Ms. Logan responded to Mr. Mims with the following letter:

June 2, 2003

Mr. David Mims
Executive Vice President and COO
Axcan Pharma Inc.
22 Inverness Center Parkway
Birmingham, AL 35242

VIA FACSIMILE

Dear David,

         I received your voicemail on May 30, 2003 indicating that you wanted to talk with me regarding our estimates for the Rifaximin market.

        As you know from Axcan's many prior conversations and meetings with Salix senior management, we have always been willing to meet with, and listen to, representatives of Axcan and other companies regarding possible strategic relationships. As we have stated repeatedly in our SEC filings, Salix is not for sale at anything close to Axcan's $10.50 tender offer or the current market price because the Salix Board of Directors believes (i) Salix Common Stock is still significantly undervalued and (ii) Salix is poised for significant growth and profitability and can better enhance stockholder value by continuing to execute its business plan. However, we are always willing to discuss strategic transactions with, and consider legitimate proposals from, third parties, and to act on such matters in the best interests of Salix stockholders.

        At no time have we ever refused to meet with Axcan. It appears that Axcan and Salix have become engaged in an expensive and time-consuming hostile tender offer, and related litigation and proxy contest initiated by Axcan (which we feel is not in anyone's best interests, including your stockholders and ours), based on a misdirected e-mail from Axcan and possible misunderstandings regarding the postponed January 30, 2003 meeting and a proposed meeting in February 2003.

        Unfortunately, as long as the litigation, hostile tender offer and proxy contest that have been initiated by Axcan remain in place, we and our advisors believe it would be inappropriate and not in the interests of Salix stockholders to continue the type of open discussions that representatives of Salix and Axcan have had in the past. Accordingly, with respect to your request for additional information regarding Rifaximin, under the current circumstances I can only direct you to information that we have disclosed publicly in our various SEC filings. While we have been able to share information (under nondisclosure agreements appropriate to the circumstances) and have discussions with many other companies who have contacted us in a friendly, cooperative manner, we feel we must take this position with you due to Axcan's outstanding litigation, hostile tender offer and proxy contest.

        It is most unfortunate that you and I have to communicate for the first time under these circumstances. We believe that the choice regarding how to proceed from here is up to Axcan.

Sincerely,
/s/ CAROLYN LOGAN Carolyn Logan Chief Executive Officer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2003	Axcan Pharma Inc.
	By:	/s/ LÉON F. GOSSELIN
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.

	By:	/s/ DAVID W. MIMS
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

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  Item 5.
SIGNATURE